

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 3, 2007

Via U.S. Mail and Facsimile

Mr. Lewis E. Walde,
Vice President and Chief Financial Officer
Hecla Mining Company
6500 North Mineral Drive
Suite 200
Coeur d'Alene, Idaho 83815-9408

> **Re: Hecla Mining Company**
> **Post-effective amendment to registration statement on Form S-3**
> **Filed December 7, 2006**
> **File No. 333-126362**
>
> **Post-effective amendment to registration statement on Form S-4**
> **Filed December 7, 2006**
> **File No. 333-130682**

Dear Mr. Walde:

We have limited our review of your filing to the issue we have addressed in our comment herein. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective amendments to Form S-3 and Form S-4 filed December 7, 2006

General

1.   You have filed the above-referenced amendments to adopt as a successor the registration statements of your predecessor pursuant to Rule 414 of the Securities Act of 1933. We note, however, that your post-effective amendments only include the cover page of the registration statements, an explanatory note, and Part II of the registration statements. Rule 414(d) provides that to prevent the registration statement being adopted from becoming misleading, material changes should be reflected in the post-effective amendment giving effect to the adoption. Accordingly, please amend the post-effective amendments to include Part I of the registration statements and revise the registration statements to disclose any material changes that resulted from the succession. Please be advised that the executive compensation and other related person disclosure requirements of Regulation S-K have been amended recently and that you must provide disclosure to comply with the amended provisions, including amended Item 402. See Section VII of Release No. 34-54302A (Nov. 7, 2006) and Interpretation J.8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Mr. Lewis E. Walde
Hecla Mining Company
January 3, 2007
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry